EXHIBIT 99.1

July 30, 2019

CORAL GOLD PROVIDES Q2 REPORT ON NEVADA GOLD MINES’

PROGRESS AT ROBERTSON PROJECT IN NEVADA

Coral Gold Resources Ltd. (TSX-V: CLH; OTCQX: CLHRF) (“Coral” or the “Company”) reports that Nevada Gold Mines (“NGM”) continues to advance activities on the Robertson Project in the Cortez region of Nevada where Coral retains a net smelter returns royalty (NSR). NGM’s work during the quarter focused on analyzing data from 2018 drilling and continuing the 2019 drill program.

NGM recently delivered its Q2 2019 summary of work completed at Robertson, reporting that the 2019 core drilling program (13,290-meters), which began in early March, continued through the quarter with 5,517 meters completed. NGM reports that infill and comparison drilling at the Porphyry and Altenburg Hill zones was completed while infill drilling at the Gold Pan/39A zone was delayed.

NGM also continued to develop updated geological and metal models. This work includes data addition from 45 core holes drilled in 2018 to develop the mineral inventory, upgrade the geology understanding and advance metallurgy. In its Q1 report, NGM noted that “Results from 2018 whole core assaying increased the grade thickness and highlights a previous under sampling trend.”

“NGM continues to make steady, methodical progress at Robertson,” said Coral Gold President and CEO David Wolfin. “They are gaining new insights into geology, grades and metallurgy, and we believe this thorough approach is the best way to bring the property onstream. We’re very pleased with both the results and the exceptional team developing the property.”

As in the previous quarter, NGM continued its baseline study work, including waste/ore characterization, along with Phase II Heap leach column testing. Baseline study work must be completed prior to the permitting stage.

Coral’s NSR at Robertson

After sale of the Robertson Project to Barrick in 2017 (now held within Nevada Gold Mines), Coral retains a sliding scale, 1% to 2.25% NSR on the project. Coral’s NSR is subject to potential advance royalty payments as well as a right of first refusal enabling Barrick to acquire the NSR if the Company wishes to sell the NSR to any third party. The royalty increases with an increase in the price of gold. Details of the NSR are available on Coral’s website.

About Coral Gold Resources Ltd.

Coral Gold Resources is a precious metals exploration company operating in Nevada, where it has explored one of the world’s richest gold districts for over 30 years. The Company's primary asset is a sliding scale net smelter returns production royalty on Nevada Gold Mines’ Robertson Property in Nevada. The Company also holds a portfolio of strategically-located exploration projects near Nevada Gold Mine’s Pipeline/Cortez Mine Complex on Nevada’s Battle Mountain/Cortez Trend. Coral remains debt free with a strong balance sheet. Our overall objective is to generate long-term wealth for shareholders.

- 1 -

ON BEHALF OF THE BOARD

“David Wolfin”

__________________________________________

David Wolfin

President & Chief Executive Officer

Coral Gold Resources Ltd.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

- 2 -